Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
August 19, 2010
VIA EDGAR
Ms. Melissa Hauber
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc.
File No. 1-33335
Dear Ms. Hauber:
In response to your request during your telephone conversation on July 22, 2010 with William Osbourn, Time Warner Cable Inc.’s Senior Vice President, Controller and Chief Accounting Officer, we sent you an email dated July 28, 2010 regarding the Company’s cable franchise rights valuation techniques. Per your telephonic request on August 13, 2010, we are submitting such email response (set forth below) to the Securities and Exchange Commission via the EDGAR filing system as correspondence.
From: Osbourn, William
Sent: Wednesday, July 28, 2010 3:42 PM
To: Hauber, Melissa
Subject: Follow-up to last Thursday’s phone conversation
Melissa,
As discussed with you last week, we utilize the Excess Earnings method to determine the fair value of our franchise rights for both the allocation of purchase price in purchase business combinations and subsequent impairment testing. Prior to our final conclusion on the fair value of the franchise rights under the Excess Earnings method, several checks are performed on the reasonableness of such valuation, including high-level analyses using the Greenfield method. Therefore, while our conclusions of fair value do not directly consider the Greenfield method, we believe that the Greenfield method is generally consistent with the Excess Earnings method and provides additional support for fair value. In the aggregate, at 12/31/09, the high-level Greenfield method indicated a value approximately 3% higher than the Excess Earnings method. On an individual unit of accounting basis, the Greenfield method indicated values as much as 25% above the Excess Earnings method and as low as 8% below the Excess Earnings method. However, in all cases, the values indicated by both the Greenfield and Excess Earnings methods exceeded the carrying value of each of the units of accounting. Also, as requested, below is an overview of the Excess Earnings method.
Please call me if you would like to discuss this information in further detail.
Regards,
Bill Osbourn
[Senior Vice President, Controller and Chief Accounting Officer
Time Warner Cable Inc.]
704-731-3958

Excess Earnings Method to value TWC’s Franchise Rights
Overview
     The Excess Earnings method of valuation is a variant of the income approach and is a commonly accepted approach in valuing individual assets. When applied to franchise rights, the Excess Earnings method values the cash flows earned by the business which are directly attributable to the franchise being valued. The method is not a residual method since the estimated cash flows used in the analysis are solely attributable to the franchise.
     In the Excess Earnings method, revenues are based on our projections of revenues arising from the franchises. Projected expenses are then subtracted from revenues to estimate the operating margin. Next, charges for the use of contributory assets and cash flows attributable to existing subscriber relationships are subtracted. Taxes are also applied, resulting in a net cash flow figure that represents earnings generated by the franchise. A more detailed discussion of these calculations follows.
Charges for the Use of Contributory Assets
     In order to isolate the cash flows of the franchise, consideration is first given to the use of other assets employed in providing cable and ancillary services (so-called “contributory assets”). These assets are identified as fixed assets, other intangible assets (specifically, assembled workforce), and other assets. A charge is imputed for the return, or economic rent, for the use of these assets. The assets’ economic rent, or required return, increases with their inherent risk. For example, the fixed assets generally have a lower required return than intangible assets. The charge related to each asset is estimated by the value of each asset relative to revenues.
Cash Flows Attributable to Franchises
     After reducing the annual operating margin amounts for each year by the economic rents for fixed assets, other assets and workforce, the resulting amount represents the cash flows associated with the franchise and the existing subscribers. To isolate the value of the franchise from the value of the subscriber relationships, we subtract an estimate of the cash flows attributable to existing subscriber relationships. The resulting cash flows associated with the franchise is then discounted using the appropriate discount rate.
     Beyond the discrete projection period, a terminal value is estimated based on indications from the application of the Gordon growth model. In applying the Gordon growth model, cash flows after the charges for contributory assets in the terminal year is calculated and then divided by the discount rate minus the estimated terminal growth rate. This growth rate is estimated based on the long term growth prospects of the franchise.
     The present value of the discrete cash flows is then added to the indicated present value of the terminal value to arrive at a total fair value. The present value of the tax benefit from amortizing the intangible asset over a tax life of 15 years is then added to the total to arrive at the concluded franchise fair value.

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Should you have any questions, please call Bill Osbourn, our Controller and Chief Accounting Officer, at 704-731-3958.
Sincerely,

/s/ Robert D. Marcus
Robert D. Marcus
Senior Executive Vice President and Chief Financial Officer

cc:	Glenn A. Britt
Chief Executive Officer

Paul Meighan
Ernst & Young LLP